SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

                  GUJARAT TORRENT ENERGY CORPORATION LIMITED

                     (Names of foreign utility companies)

                            MCN ENERGY GROUP INC.
                             500 Griswold Street
                           Detroit, Michigan  48226

                     (Name and Address of filing company)

          Please send a copy of all notices and correspondence concerning this Notice to:

               Daniel L. Schiffer            Nancy A. Wodka
               MCN Energy Group Inc.         Kathleen A. Foudy
               500 Griswold Street           Skadden, Arps, Slate,
               Detroit, Michigan 48226         Meagher & Flom
                                             1440 New York Avenue
                                             Washington, D.C. 20005

                                    ITEM 1
                                    ------

               State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

                    MCN Energy Group Inc., a Michigan corporation ("MCN"), acting on behalf of Gujarat Torrent Energy Corporation Limited ("GTEC"), a public company incorporated with liability under The Companies Act, India, hereby notifies the Commission, pursuant to
          Section 33(a) of the Act and Rule 57 thereunder, that GTEC is a foreign utility company within the meaning of
          Section 33(a) of the Act.

          Name and Business Address:
          -------------------------

          Gujarat Torrent Energy Corporation Limited
          Torrent House
          Off Ashram Road
          Ahmedabad-380 009
          India

          Description of Facilities:
          -------------------------

                    The jurisdictional facilities consist of a 655 MW gas/naptha power plant currently under construction at Bharuch, India and owned by GTEC.

          Ownership
          ---------

                    There currently are four owners with a 5% or greater interest in GTEC. Their respective ownership interests are as follows:

                    o Torrent Power Private Limited ("TPPL"), a public company incorporated with liability under The Companies Act, India, holds a
                         30% ownership interest in GTEC.

                    o    Powergen, a U.K. company, holds a 20%
                         ownership interest in GTEC.

                    o Siemens AG, a German company, holds a 10% ownership interest in GTEC.

                    o    Gujarat Power Corp., a  public company
                         incorporated with liability under The
                         Companies Act, India, holds a 12%
                         ownership interest in GTEC.

                                    ITEM 2
                                    ------

               State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                    As noted above, TPPL is an owner of GTEC. TPPL is an indirect partially-owned subsidiary of MCN. MCN is a public utility company incorporated in Michigan and a public utility holding company exempt from registration by order under section 3(a)(1) of the Act. MCN owns 100 percent of two public utility companies in Michigan, Michigan Consolidated Gas Company and Citizens Gas Fuel Company, each of which is a Michigan corporation. MCN also owns a one percent general and 46.5 percent limited partnership interest in a public utility company in Missouri, Southern Missouri Gas Company, L.P., a Missouri limited partnership. GTEC is an "affiliate" of MCN And an "associate company" of each of Michigan Consolidated Gas Company, Citizens Gas Fuel Company and Southern Missouri Gas Company, L.P. No portion of the purchase price of GTEC was paid directly by any domestic public utility company.

               State certifications, as required under section
               33(a)(2) of the Act, have been received from the following state commissions and are attached hereto:

                    Michigan
                    Missouri


                                  SIGNATURE
                                  ---------

                    The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   MCN Energy Group Inc.

                                   By:  /s/ Dan Schiffer
                                       ----------------------------
                                       Name:  Dan Schiffer
                                       Title: Vice President

          Dated:  March 28, 1997